Exhibit 99.1

GFL Environmental Successfully Reprices its Senior Secured Term Loan

VAUGHAN, ON, September 25, 2023 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”), a leading North American diversified environmental services company, today announced that it has amended its US$729.0 million senior secured term loan to reduce its borrowing rate to SOFR + 250 basis points from the previous SOFR + 300 basis points, plus 10 basis points CSA, resulting in a total borrowing rate reduction of 60 basis points.

“Our ability to reprice our senior secured term loan on the tightest pricing terms since 2021 for a company with our credit rating is a testament to the improvement in our credit quality and the support of our high quality long standing institutional debt investors, many of whom have been with us for over a decade,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “This transaction will result in approximately $6 million in annualized interest savings which should not only increase free cash flow but also position us well for future credit rating upgrades.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated and is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking information include, but are not limited to, the factors described in the “Risk Factors” section of GFL's annual information form for the 2022 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. GFL undertakes no obligation to publicly update any forward-looking information, except as required by applicable securities laws.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com